FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of February 2005

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:

Schedule 10 Notification of Major Interests in Shares.
Acambis to present at the Merrill Lynch Global Pharmaceutical, Biotechnology & Medical Device Conference.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd – various accounts

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not disclosed

11. Date company informed

4 February 2005

12. Total holding following this notification

6,467,972 shares

13. Total percentage holding of issued class following this notification

6.03%

14. Any additional information

N/a

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

7 February 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Acambis to present at the Merrill Lynch Global Pharmaceutical, Biotechnology & Medical Device Conference

Cambridge, UK and Cambridge, MA – 8 February 2005 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that Gordon Cameron, Chief Executive Officer, will be presenting at the Merrill Lynch Global Pharmaceutical, Biotechnology & Medical Device Conference Wednesday, February 9, 2005 at 10:30 a.m. Eastern Time (3:30 p.m. GMT). The conference will be held at the Grand Hyatt Hotel in New York.

A link to the live audio webcast of the presentation will be available on the company’s web site at www.acambis.com.

-ends-

Enquiries:
Lyndsay Wright, Director of Communications - Tel: +44 (0) 1223 275 300
Tracy Paczkowski, Communications Associate - Tel: 617 761 4200

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as a leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world's only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 46 US States in the last five years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 February 2005		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications